

04009760

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

MAR 3 2004

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

PROCESSED

MAR 05 2004

THOMSON
FINANCIAL

<u>GS Mortgage Securities Corp.</u>
(Exact Name of Registrant as Specified in Charter)

<u>0000807641</u>
(Registrant CIK Number)

<u>Form 8-K for March 2, 2004</u>
(Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part
(Give Period of Report))

<u>333-100818</u>
(SEC File Number, if Available)

<u>N/A</u>
(Name of Person Filing the Document (if Other Than the Registrant)

103228 GSAMP 2004-SEA1
Form SE (Collateral Term Sheets)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 3, 2004.

GS MORTGAGE SECURITIES CORP.

By: Howard Altaresc
Name: Howard Altarescu
Title: Vice President

103228 GSAMP 2004-SEA1
Form SE (Collateral Term Sheets)

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE
COLLATERAL TERM SHEETS ARE BEING FILED IN PAPER.

COLLATERAL TERM SHEETS

for

GS MORTGAGE SECURITIES CORP.

Mortgage Pass-Through Certificates, GSAMP 2004-SEA1

20:11 Tuesday, March 2, 2004 1

GSAMP 2004 SEA JAN 2004
Portfolio Summary Report
Prepared by Goldman, Sachs & Co.

Pg	Pool Classification	Loans	Act Balance	Gross WA	Orig WAM	Am WAM	St WAM	St Age	OLTV
0001	All Loans	1,277	$134,125,501.44	8.439	349.97	285.44	283.75	63.63	78.77
*** TOTALS ***		1,277	$134,125,501.44						

Loans	Act Balance	Gross WA	Margin	Orig WAM	Am WAM	St WAM	St Age	Per Cap	Life Ceiling	Life Floor	MTR	OLTV	CLTV	FICO
1,277	$134,125,501.44	8.439	5.309	349.97	285.44	283.75	63.63	1.695	14.008	7.425	4.82	78.77	74.48	602.0

Current Rate		Principal Balance		St Orig Term		St Rem Term		AM WAM		St Age		ABS Delq.	
2.01-3.00%	0.07	$0.00-$ 25,000	1.68	109 - 120 M	0.10	1 - 6 Mths	0.00	Missing	3.75	1-6	6.79	CURR	81.76
3.01-4.00%	2.04	$25,001-$ 50,000	9.50	121 - 180 M	3.77	13 - 24 Mth	0.02	1 - 6 Mths	0.00	7-12	13.26	30	5.75
4.01-5.00%	3.83	$50,001-$ 75,000	11.72	181 - 240 M	1.10	25 - 36 Mth	0.09	7 - 12 Mths	0.00	13-18	3.54	60	1.18
5.01-6.00%	5.02	$75,001-$100,000	10.04	241 - 300 M	2.67	37 - 48 Mth	0.11	13 - 24 Mth	0.07	19-24	1.71	90	1.51
6.01-7.00%	16.62	$100,001-$120,000	7.87	301 - 360 M	90.97	49 - 60 Mth	0.55	25 - 36 Mth	0.01	25-30	1.13	120	1.03
7.01-8.00%	24.59	$120,001-$140,000	4.55	361 - 420 M	1.31	61 - 72 Mth	0.23	37 - 48 Mth	0.12	31-36	2.01	150	1.15
8.01-9.00%	11.59	$140,001-$160,000	4.57	421 - 480 M	0.04	73 - 84 Mth	0.32	49 - 60 Mth	0.49	37-42	1.40	180	0.59
9.01-10.00	10.50	$160,001-$180,000	2.51	480+ Mths	0.04	85 - 96 Mth	0.35	61 - 72 Mth	0.10	43-48	3.03	210	0.40
10.01-11.00	11.10	$180,001-$200,000	3.13			97 - 108 Mt	2.51	73 - 84 Mth	0.22	49-54	3.33	240	1.28
11.01-12.00	8.75	$200,001-$250,000	4.09			109 - 120 M	0.39	85 - 96 Mth	0.19	55-60	5.24	270	0.75
12.01-13.00	3.86	$250,001-$300,000	4.54			121 - 180 M	3.43	97 - 108 Mt	1.97	61-72	10.62	300	0.50
13.01-15.00	1.89	$300,001-$350,000	12.39			181 - 240 M	7.99	109 - 120 M	0.36	73-84	28.81	330	0.79
15.01-16.00	0.12	$350,001-$400,000	8.05			241 - 300 M	46.86	121 - 180 M	4.55	85-96	2.78	360	0.29
16.01-17.00	0.03	$400,001-$450,000	4.14			301 - 360 M	37.14	181 - 240 M	9.24	96-102	3.30	390	0.34
		$450,001-$500,000	2.46					241 - 300 M	43.76	103-108	1.40	420	0.47
		$500,001-$550,000	3.87					301 - 360 M	34.43	109-120	2.27	450	0.42
		$550,001-$600,000	1.74					480+ Mths	0.73	120-132	5.44	480	0.36
		More	3.16							*More*	3.95	*More*	1.42

Geography		City		Orig LTV		FICO	
California	26.60	LOS ANGELES	3.09	Missing	0.13	Missing	2.81
Texas	8.83	HOUSTON	2.10	00.01-50.0	4.05	400-419	0.05
Florida	5.15	WASHINGTON	1.22	50.01-70.0	18.67	420-439	0.02
New York	4.78	MIAMI	1.10	70.01-75.0	11.10	440-459	0.88
Washington	3.59	DETROIT	0.98	75.01-80.0	28.08	460-479	1.73
Pennsylvani	3.12	MEMPHIS	0.88	80.01-90.0	22.70	480-499	5.26
Georgia	3.08	SAN FRANCIS	0.79	90.01-95.0	8.56	500-519	8.79
Michigan	3.07	MALIBU	0.78	95.01-100.	6.43	520-559	18.71
Virginia	2.92	OAKLAND	0.76	100.01-110.	0.15	560-579	7.88
Illinois	2.91	CHICAGO	0.73	110.01-120.	0.12	580-619	17.42
Maryland	2.59	NEWTON SQUA	0.70	120.01-125.	0.02	620-649	12.15
Alabama	2.37	BRONX	0.69			650-699	12.01
Ohio	2.26	LAS VEGAS	0.69			700-749	6.76
Tennessee	2.15	DALY CITY	0.67			750-799	3.50
Arizona	1.91	SAN JOSE	0.65			800+	2.03
More	24.66	*More*	84.17				

Margins		Life Ceiling		Life Floor		Adj Cap		Armflag	
Missing	54.51	Missing	54.13	Missing	85.42	.	50.68	FIXED	52.69
1.01-2.00	0.65	1.01-2.00%	0.06	<=1.00%	0.08	.000	3.45	ARM	45.87
2.01-3.00	9.35	2.01-3.00%	0.08	1.01-2.00%	0.09	1.00	6.48	BALLOON	1.44
3.01-4.00	1.83	3.01-4.00%	0.04	2.01-3.00%	3.52	1.50	25.00		
4.01-5.00	0.99	6.01-7.00%	0.10	3.01-4.00%	0.26	1.75	0.15		
5.01-6.00	16.47	7.01-8.00%	0.14	4.01-5.00%	0.46	2.00	8.65		
6.01-7.00	11.34	9.01-10.00%	0.23	5.01-6.00%	0.42	2.50	0.01		
7.01-8.00	4.04	10.01-11.00%	0.40	6.01-7.00%	1.11	2.71	0.03		
8.01-9.00	0.73	11.01-12.00%	5.24	7.01-8.00%	1.57	2.75	0.05		
More	0.10	*More*	39.57	*More*	7.06	*More*	5.50		

Lien		Property Type		Purpose		Occupancy		MI	
1	99.20	SINGLE FAMILY	55.34	PURCHASE	44.10	OWNER OCCUPIE	94.76	UNDER 80	66.81
2	0.80	PUD	27.84	RATE/TERM REFI	40.88	NON-OWNER	4.19	OVER 80 NO MI	28.57
		MANUFACTURED HOUSING	6.41	CASHOUT REFI	13.62	SECOND HOME	1.05	OVER 80 WITH MI	4.62
		2-4 FAMILY	5.86	DEBT CONSOLIDATION	1.06				
		CONDO	3.38	HOME IMPROVEMENT	0.22				
		TOWNHOUSE	1.17	CONSTRUCTION	0.12				
				REFI-PROPERTY IMPR	0.01				



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